AB 3/28

[redacted]

AB 3/5

UI
SECURITIES ANI 12011826
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Strategies Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 SOUTH TRYON STREET
(No. and Street)

CHARLOTTE, (City) NC (State) 28288-1195 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH CLEWS 415-222-9041
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND STREET, (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 3/15

KPMG

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Financial Statements and Supplementary Schedule

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Internal Control)

OATH OR AFFIRMATION

I, KENNETH CLEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA DIANE CLARK
Commission # 1901307
Notary Public - California
San Francisco County
My Comm. Expires Aug 26, 2014

Signature

FINANCIAL OPERATING OFFICER
Title

Brenda Diane Clark
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Table of Contents

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Alternative Strategies Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Wells Fargo Bank, N.A., as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Strategies Brokerage Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 27, 2012

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	7,257,456
Receivables from affiliates and others		9,446,272
Other assets		416,331
Total assets	$	17,120,059
Liabilities		
Accrued compensation	$	788,667
Total liabilities		788,667
Stockholder's Equity		
Common stock, $0 par value; 40,000 shares authorized; 21,000 shares issued and outstanding		6,693,224
Additional paid-in capital		7,980,472
Retained earnings		1,657,696
Total stockholder's equity		16,331,392
Total liabilities and stockholder's equity	$	17,120,059

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Operations

Year ended December 31, 2011

Revenues:		
Reimbursements	$	6,434,703
Other income		736,979
Total revenues		7,171,682
Expenses:		
Compensation and employee benefits		4,549,851
Travel and entertainment		504,147
Professional fees		171,946
Occupancy		167,188
Regulatory fees		160,971
Other		140,098
Total expenses		5,694,201
Income before income tax expense		1,477,481
Income tax expense		805,931
Net income	$	671,550

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2010	$	6,693,224	23,980,472	986,146	31,659,842
Capital distribution		—	(16,000,000)	—	(16,000,000)
Net income		—	—	671,550	671,550
Balance, December 31, 2011	$	6,693,224	7,980,472	1,657,696	16,331,392

See accompanying notes to financial statements.

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	671,550
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in receivable from affiliates		(307,033)
Decrease in other assets		52,714
Decrease in accounts payable and accrued expenses		(1,269)
Decrease in accrued compensation		(414,427)
Net cash provided by operating activities		1,535
Cash flows from financing activities:		
Capital distribution		(16,000,000)
Net cash used in financing activities		(16,000,000)
Decrease in cash and cash equivalents		(15,998,465)
Cash and cash equivalents, beginning of year		23,255,921
Cash and cash equivalents, end of year	$	7,257,456
Supplemental disclosures:		
Income taxes refunded, net of payments	$	(3,157,194)
Interest paid		—

See accompanying notes to financial statements.

(1) Organization

Alternative Strategies Brokerage Services, Inc. (ASBSI or the Company) is a wholly owned subsidiary of Wells Fargo Bank, N.A. (WFB), a national banking association and a wholly owned subsidiary of Wells Fargo & Company (WFC). ASBSI is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company provides investor and wholesaling services for private investment funds sponsored and managed by Alternative Strategies Group, Inc. (ASGI) and by its affiliate, Wells Fargo Alternative Asset Management LLC, as well as for certain private investment funds sponsored by third parties. Such services include the review of subscription documentation, delivery of offering materials, acting as liaison between the fund managers and the WFC brokerage channels, and providing information, training, and support services to brokerage representatives with respect to each of the funds.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under subsection (k)(1). During the year ended December 31, 2011, the Company was in compliance with the conditions for the exemption.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Management has considered the circumstances under which the Company should recognize or make disclosures regarding events or transactions occurring subsequent to the balance sheet date through February 27, 2012 which represents the date the financial statements were available to be issued. Adjustments or additional disclosures, if any, have been included in these financial statements. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are comprised of shares of an affiliated money market mutual fund.

(b) Income Taxes

The Company's results for the year ended December 31, 2011 will be included in the consolidated federal income tax return of WFC. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. WFC also files unitary and combined state income tax returns in certain states. Unitary and combined state income taxes are also allocated to the Company and the Company pays its allocated share to WFC.

The Company accounts for income taxes in accordance with ASC 740, *Accounting for Income Taxes,* resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and

liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to be recognized. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties, if applicable, are recognized as a component of income tax expense.

(c) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Reimbursement Policy

The Company operates principally for the benefit of ASGI. The Company maintains a Loss Indemnification Agreement with ASGI in order to meet its financial obligations as servicer and wholesaler of funds sponsored and managed by ASGI, as well as to meet its capital requirements as a registered broker-dealer. Under this agreement, ASGI reimburses the Company for net losses incurred as a result of operations, as determined in accordance with U.S. generally accepted accounting principles. Such reimbursements are included in total revenues on the statement of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) Receivable from/Payable to Affiliates

The Company invests cash not required for direct operational needs in other affiliated entities. Interest income of $16,546 was earned on amounts due from affiliates during 2011 and is included in other income on the statement of operations. As of December 31, 2011, the Company was in a net receivable position, with an outstanding balance of $9,446,272. The Company also maintains a revolving line of credit with Wells Fargo Bank N.A., on which interest is payable monthly at the average federal funds rate plus 0.14%, with a maximum available balance of $20 million. The outstanding balance was zero as of December 31, 2011.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(Continued)

(b) ***Corporate Overhead***

As a service to its subsidiaries, WFB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including ASBSI, are charged monthly for their pro rata share of these services as corporate overhead. These expenses were reflected in compensation and employee benefits expense, occupancy expense, and other expense in the statement of operations and amounted to $687,606 for the year ended December 31, 2011.

(c) ***Other Income***

Dividends earned on cash balances invested in an affiliated money market fund and interest earned on receivables from affiliates is included in other income on the statement of operations.

(4) Income Taxes

The components of income tax expense for the year ended December 31, 2011 are presented below:

		Federal	State	Total
Current income tax expense	$	533,377	447,372	980,749
Deferred income tax benefit		(138,874)	(35,944)	(174,818)
Total income tax expense	$	394,503	411,428	805,931

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2011:

		Amount	Percentage of pre-tax income
Federal income tax	$	517,118	35.0%
Entertainment disallowance		21,384	1.5
State income tax, net of federal effect		106,494	7.2
Change in deferred tax asset valuation allowance		160,935	10.9
Penalties		—	—
Total income tax expense	$	805,931	54.6%

(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2011 are presented below:

Deferred income tax assets:		
Deferred compensation	$	279,558
Net operating loss carryforwards		327,165
Deferred income tax assets		606,723
Deferred income tax assets valuation allowance		(297,609)
Net deferred income tax assets		309,114
Deferred income tax liabilities:		
Other		(25,475)
Deferred income tax liabilities		(25,475)
Net deferred income tax assets	$	283,639

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $297,609 as of December 31, 2011 was established related to certain state deferred income tax assets not expected to be utilized.

At December 31, 2011, the Company has federal and state net operating loss carryovers with related deferred income tax assets of approximately $327,165. The state net operating losses expire, if not utilized, in varying amounts through 2031.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2011 and the balance of accrued interest was $0 at December 31, 2011.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2011, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(Continued)

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2007.

(5) Benefit Plans

Wells Fargo & Company sponsors a noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of WFC. On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned and accrued under the WFC qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Corporation Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

Wells Fargo & Company also sponsors a defined contribution retirement plan named the Wells Fargo & Company 401(k) Plan (401(k) Plan). The Wachovia Savings Plan was acquired December 31, 2008, and merged with the 401(k) Plan effective December 31, 2009. Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's certified compensation. Effective January 1, 2010, previous and future matching contributions are 100% vested for active participants.

In addition, Wells Fargo & Company provides health care and life insurance benefits for certain retired employees and reserves the right to terminate, modify or amend any of the benefits at any time.

Total benefits expense allocated to the Company by WFC for these plans for the year ended December 31, 2011 was $279,140. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in WFC's retirement and postretirement plan calculations and is therefore not available.

Wells Fargo & Company also offers a Long Term Incentive Compensation Plan (LTICP) that provides awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, RSRs, performance share awards and stock awards without restrictions. During 2011, RSRs and performance shares were the primary long-term incentive awards. Holders of RSRs are entitled to the related shares of common stock at no cost generally over three to five years after the RSRs were granted. Holders of RSRs may be entitled to receive additional RSRs (dividend equivalents) or cash payments equal to the cash dividends that would have been paid had the RSRs been issued and outstanding shares of common stock. RSRs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying RSRs. RSRs generally continue to vest after retirement according to the original vesting schedule. Except in limited circumstances, RSRs are cancelled when employment ends. Total expense allocated to ASBSI related to this plan for the year ended December 31, 2011 was $99,687.

(6) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $6,323,645, which was $6,073,645 in excess of its required minimum net capital of $250,000.

(7) Regulatory Matters and Litigation

The Company and certain of its affiliates are involved in various legal actions, including private litigation and class action lawsuits.

Three purported class actions have been filed in the U.S. District Court for the District of Massachusetts and have been consolidated by the U.S. District Court into *In re Evergreen Ultra Short Opportunities Fund (Ultra) Securities Litigation*. The plaintiffs filed a consolidated amended complaint on April 30, 2009 against the Company and various of its affiliates that reasserts the allegations and claims from the original class actions. The complaint generally alleges that investors in Ultra suffered losses as a result of (i) misleading statements in Ultra's registration statement and prospectus, (ii) the failure to accurately price securities in Ultra at different points in time and (iii) the failure of Ultra's risk disclosures and description of its investment strategy to inform investors adequately of the actual risks of the fund. The case is currently in discovery. Although the amount of any ultimate liability cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Schedule 1

ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Wells Fargo Bank, N.A.)

Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital:		
Total stockholder's equity	$	16,331,392
Deductions and/or charges:		
Receivable from affiliates		(9,446,272)
Prepaid expenses and other assets		(416,331)
Net capital before haircuts on securities positions		6,468,789
Haircut on investment in money market mutual fund		(145,144)
Net capital	$	6,323,645
Aggregate indebtedness:		
Total liabilities	$	788,667
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess	$	6,073,645
Ratio of aggregate indebtedness to net capital		.12 to 1

		Filing	**Difference from above**
Total stockholder's equity	$	15,180,708	1,150,684
Deductions and/or charges:			
Receivable from affiliates		(8,674,648)	(771,624)
Prepaid expenses and other assets		(132,692)	(283,639)
Net capital before haircuts on securities positions		6,373,368	95,421
Haircut on investment in money market mutual fund		(145,144)	—
Net capital	$	6,228,224	95,421
Aggregate indebtedness	$	884,088	(95,421)
Net capital in excess of requirement	$	5,978,224	95,421

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
Alternative Strategies Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Alternative Strategies Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 27, 2012